Mail Stop 3561

November 21, 2007

By U.S. Mail and facsimile to (804) 775-2205

Thomas F. Farrell, II
President and Chief Executive Officer
Dominion Resources, Inc.
120 Tredegar Street
Richmond, VA 23219

> **Re: Dominion Resources, Inc.**
> **Definitive 14A**
> **Filed March 27, 2007**
> **File No. 1-08489**

Dear Mr. Farrell:

We have reviewed your response letter dated September 21, 2007 and have the following comments. Please respond to our comments by December 5, 2007 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

Compensation Discussion and Analysis, page 14

1. We note your response to comment 8 in our letter dated August 21, 2007. Please disclose the survey components in the 2008 proxy statement in the event you benchmark certain components of compensation for individual positions as it appears you have done for the 2007 proxy statement disclosure. See Item 402(b)(2)(xiv) of Regulation S-K.

Annual Incentive Plan, page 16

2. We note your response to comment 9 in our letter dated August 21, 2007. If material, please disclose the Six Sigma targets in the proxy statement.

Performance Grants, page 17

3. We note your response to comment 11 in our letter dated August 21, 2007 and we reissue that comment. Please provide us on a supplemental basis a detailed analysis regarding why you omitted target disclosure for the 2007 proxy statement. See Instruction 4 to Item 402(b) of Regulation S-K.

Please contact me at (202) 551-3238 with any questions.

Sincerely,

Ellie Quarles
Special Counsel

cc: Patricia A. Wilkerson
        Vice President and Corporate Secretary